

Exhibit 99.2

HPT
LISTED
NYSE®

Hospitality Properties Trust

Second Quarter 2012
Supplemental Operating and Financial Data

All amounts in this report are unaudited.

Royal Sonesta, Baltimore, MD.
Guest Rooms: 195.

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- OUR ABILITY TO OBTAIN AND MAINTAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES,

- OUR PLANS TO REBRAND CERTAIN HOTELS AND THE SUCCESS OF ANY REBRANDING OF OUR HOTELS, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, AS WE DETERMINE THIS MEASURE, OR EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND HOTEL MANAGERS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,



- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND HOTEL MANAGERS OPERATE,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. ALSO, THIS LIMITED GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR MANAGEMENT AGREEMENT AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT WYNDHAM WORLDWIDE CORPORATION, OR WYNDHAM, WILL PAY OUR MINIMUM RETURNS FROM THE HOTELS MANAGED BY WYNDHAM PURSUANT TO WYNDHAM'S LIMITED GUARANTEE WHETHER OR NOT THOSE HOTELS' OPERATIONS PROVIDE SUFFICIENT CASH FLOW TO DO SO. THIS STATEMENT IMPLIES THAT WYNDHAM WILL BE ABLE AND WILLING TO FULFILL ITS GUARANTY OBLIGATIONS AND THAT THE SHORTFALL IN THE OPERATING RESULTS FROM OUR MINIMUM RETURNS WILL NOT EXCEED THE GUARANTY CAP OF $20 MILLION (OR $10 MILLION IN ANY ONE YEAR). ALSO, WYNDHAM'S LIMITED GUARANTY EXPIRES IN 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO WYNDHAM'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS UNDER WYNDHAM MANAGEMENT; AND, ACCORDINGLY, WE MAY NOT RECEIVE THESE MINIMUM RETURNS FROM OUR HOTELS MANAGED BY WYNDHAM.

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA. ACCORDINGLY, THE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA WILL BE FULLY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,



- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME ARE OFTEN A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVELCENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND TENANTS MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED HOTEL OPERATING RESULTS FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM CERTAIN OF OUR HOTELS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVELS OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINE, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR CONTRACT TERMS FOR NEW PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- WE ARE PLANNING TO REBRAND CERTAIN HOTELS. IN FACT, WE MAY BE UNABLE TO REBRAND ANY OF THESE HOTELS OR MAY INCUR SIGNIFICANT COSTS TO REBRAND THEM, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

Pictured Below:
Residence Inn by Marriott, Fort Worth, TX.
Guest Rooms: 114.





Pictured Above:
Courtyard by Marriott, Fort Worth, TX.
Guest Rooms: 154.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of June 30, 2012, we owned or leased 290 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We are the only investment grade rated, publicly owned hospitality REIT in the country and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,650 properties, located in 46 states, Washington, D.C., Puerto Rico, Ontario, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. and Select Income REIT, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21.5 billion as of June 30, 2012. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers and tenants. Our properties are generally managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives and we may consider and make such investments in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series C -- HPT PC
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730



COMPANY PROFILE

Portfolio Data by Manager (as of 6/30/12) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites	Percent of Number of Rooms/ Suites	Investment (1)	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
InterContinental (2)	126	18,771	43%	$ 1,745,918	25%	$ 153,352	26%
Marriott International (3)	125	17,920	41%	1,764,506	26%	179,803	30%
Hyatt	22	2,724	6%	301,942	4%	22,037	4%
Carlson	11	2,096	5%	202,251	3%	12,920	2%
Sonesta (4) (5)	6	2,004	5%	315,127	4%	21,963	4%
TA (6)	185	N/A	N/A	2,640,501	38%	206,835	34%
Total	475	43,515	100%	$ 6,970,245	100%	$ 596,910	100%

Operating Statistics by Operating Agreement (as of 6/30/12) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites (1)	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage (7) Q2	Coverage (7) LTM	RevPAR Change (8) Q2	RevPAR Change (8) LTM
InterContinental (2)	126	18,771	$ 153,352	26%	1.00x	0.87x	-1.6%	1.0%
Marriott (no. 1)	53	7,610	67,582	11%	1.14x	0.88x	6.4%	8.2%
Marriott (no. 234) (3)	71	9,954	102,472	17%	1.08x	0.78x	0.1%	4.2%
Marriott (no. 5)	1	356	9,749	2%	0.40x	0.48x	-1.7%	6.6%
Hyatt	22	2,724	22,037	4%	1.00x	0.78x	0.6%	2.1%
Carlson	11	2,096	12,920	2%	0.84x	0.70x	8.8%	8.9%
Sonesta (no. 1) (4)	5	1,521	19,523	4%	1.22x	0.65x	4.3%	9.1%
Sonesta (no. 2) (5)	1	483	2,440	0%	2.90x	2.86x	12.5%	13.3%
TA (no. 1) (6)	145	N/A	150,463	25%	2.11x	1.74x	N/A	N/A
TA (no. 2)	40	N/A	56,372	9%	2.08x	1.72x	N/A	N/A
Total / Average	475	43,515	$ 596,910	100%			1.5%	4.2%

(1) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(2) During the second quarter of 2012, four hotels were removed from this agreement and converted to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by a total of $9,923 as a result of the removal of these hotels. The information provided in this table excludes these four hotels. During the second quarter of 2012, we notified InterContinental Hotels Group, PLC, or InterContinental, that we plan to remove 35 additional hotels from the InterContinental agreement. Since June 30, 2012, we have entered into management agreements with Sonesta for 13 of these hotels, seven of which have been converted to Sonesta brands and management and we currently expect to convert an additional six hotels to Sonesta brands and management. In May 2012, we entered into a management agreement with Wyndham Hotel Group, or Wyndham, for 20 of these hotels. In August 2012, we agreed to sell the remaining two of these hotels to affiliates of RMR, our manager. We currently expect the conversion or sale of these 35 hotels to be completed in the third quarter of 2012. Our annual minimum returns under this agreement will be decreased by a total of $25,067 when these 35 hotels are removed from this agreement. The information provided in this table includes these 35 hotels.

(3) We had previously identified 21 hotels included in this agreement for potential sale. The information provided in this table includes these 21 hotels. In May 2012, we agreed to retain 18 of these hotels in the agreement. In June 2012, we provided notice to Marriott International, Inc., or Marriott, that we plan to convert two of these hotels to the Sonesta brands and management for inclusion in our Sonesta No. 1 agreement in the third quarter of 2012. Our annual minimum returns due under this agreement will decrease by $990 when these two hotels are removed. In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, Missouri for net proceeds of $28,850 and our annual minimum returns due under this agreement decreased by $2,597.

(4) Payment to us of our minimum return under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 2 and 3 above, four hotels were added to this portfolio in the second quarter of 2012, seven hotels have been added to the portfolio since June 30, 2012, and we expect eight additional hotels to be added in the third quarter of 2012.

(5) Represents the Royal Sonesta Hotel New Orleans in New Orleans, Louisiana. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of hotel operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

(6) The minimum rent amount presented for our TA No. 1 lease includes approximately $5,126 of ground rent due to us from TA.

(7) We define coverage as combined total property level revenues minus all property level expenses which are not subordinated to minimum returns and minimum rent payments to us and the required FF&E reserve contributions, if any, divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta No. 1 and No. 2 agreements include data for periods prior to our ownership for certain hotels and for periods certain rebranded hotels were not operated by the current manager. See page 31 for further information regarding the calculation of minimum return and minimum rent coverage amounts.

(8) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended June 30, 2012 over the comparable year earlier periods. RevPar amounts for our Sonesta No. 1 and Sonesta No. 2 agreements includes data for periods prior to our ownership of certain hotels and amounts for our Sonesta No. 1 agreement includes data for periods certain rebranded hotels were not operated by Sonesta.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Bruce M. Gans, M.D.
Independent Trustee

William A. Lamkin
Independent Trustee

John L. Harrington
Independent Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations

Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries

Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Baird
David Loeb
(414) 765-7063

Janney Montgomery Scott
Daniel Donlan
(215) 665-6476

Keefe, Bruyette & Woods
Smedes Rose
(212) 887-3696

MLV & Co.
Ryan Meliker
(212) 542-5872

RBC
Mike Salinsky
(216) 378-7627

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard and Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Hyatt Place, Utica, MI.
Guest Rooms: 123.



KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)



| | As of and For the Three Months Ended | | | | |
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	123,563	123,555	123,522	123,522	123,454
Weighted average common shares outstanding - basic and diluted [1]	123,560	123,523	123,522	123,465	123,450
Common Share Data:					
Price at end of period	$ 24.77	$ 26.47	$ 22.98	$ 21.23	$ 24.25
High during period	$ 27.99	$ 26.71	$ 24.65	$ 25.74	$ 24.84
Low during period	$ 22.01	$ 22.89	$ 19.22	$ 19.00	$ 21.48
Annualized dividends declared per share during the period	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	7.3%	6.8%	7.8%	8.5%	7.4%
Annualized Normalized FFO multiple (at end of period) [2]	8.2x	8.5x	7.3x	6.7x	6.8x
Selected Balance Sheet Data:					
Total assets	$ 5,362,979	$ 5,478,024	$ 5,133,573	$ 5,111,069	$ 5,147,505
Total liabilities	$ 2,419,068	$ 2,502,504	$ 2,334,271	$ 2,288,777	$ 2,305,980
Gross book value of real estate	$ 6,500,967	$ 6,414,776	$ 6,240,681	$ 6,072,715	$ 5,995,455
Total debt / gross book value of real estate	33.8%	35.8%	33.9%	34.3%	35.3%
Market Capitalization:					
Total debt (book value)	$ 2,196,312	$ 2,296,753	$ 2,115,714	$ 2,080,988	$ 2,118,267
Plus: market value of preferred shares (at end of period)	635,585	610,996	404,566	399,770	403,149
Plus: market value of common shares (at end of period)	3,060,656	3,270,501	2,838,536	2,622,372	2,993,760
Total market capitalization	$ 5,892,553	$ 6,178,250	$ 5,358,816	$ 5,103,130	$ 5,515,176
Total debt / total market capitalization	37.3%	37.2%	39.5%	40.8%	38.4%
Book Capitalization:					
Total debt	$ 2,196,312	$ 2,296,753	$ 2,115,714	$ 2,080,988	$ 2,118,267
Plus: total shareholders' equity	2,943,911	2,975,520	2,799,302	2,822,292	2,841,525
Total book capitalization	$ 5,140,223	$ 5,272,273	$ 4,915,016	$ 4,903,280	$ 4,959,792
Total debt / total book capitalization	42.7%	43.6%	43.0%	42.4%	42.7%

(1)   We had no outstanding dilutive common share equivalents during the periods presented.

(2)   See Exhibit B for the calculation of funds from operations, or FFO, and Normalized FFO, and for a reconciliation of those amounts to net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP.

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Selected Income Statement Data:					
Total revenues	$ 343,183	$ 301,420	$ 295,851	$ 318,689	$ 313,809
EBITDA [1]	$ 139,869	$ 142,297	$ 138,490	$ 139,639	$ 151,260
Net income available for common shareholders	$ 26,964	$ 28,816	$ 30,748	$ 40,061	$ 44,173
Normalized FFO available for common shareholders [2]	$ 92,998	$ 96,381	$ 96,779	$ 98,035	$ 110,224
Common distributions declared	$ 55,603	$ 55,600	$ 55,585	$ 55,585	$ 55,554
Per Share Data:					
Net income available for common shareholders	$ 0.22	$ 0.23	$ 0.25	$ 0.32	$ 0.36
Normalized FFO available for common shareholders [2]	$ 0.75	$ 0.78	$ 0.78	$ 0.79	$ 0.89
Common distributions declared	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio [2]	59.8%	57.7%	57.4%	56.7%	50.4%
Coverage Ratios:					
EBITDA [1] / interest expense	4.3x	4.2x	4.1x	4.2x	4.5x
EBITDA [1] / interest expense and preferred distributions	3.2x	3.1x	3.3x	3.4x	3.7x
Total Debt / Annualized EBITDA [1]	3.9x	4.0x	3.8x	3.7x	3.5x

(1) See Exhibit A for the calculation of earnings before interest, taxes, depreciation and amortization, as we determine this measure, or EBITDA, and for a reconciliation of these amounts to net income determined in accordance with GAAP.

(2) See Exhibit B for the calculation of FFO and Normalized FFO and for a reconciliation of those amounts to net income available for common shareholders determined in accordance with GAAP.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)

	As of June 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties, at cost		
Land	$ 1,416,807	$ 1,360,773
Buildings, improvements and equipment	5,084,160	4,879,908
	6,500,967	6,240,681
Accumulated depreciation	(1,446,968)	(1,367,868)
	5,053,999	4,872,813
Property held for sale	18,440	18,440
Cash and cash equivalents	24,771	8,303
Restricted cash (FF&E reserve escrow)	47,467	50,196
Other assets, net	218,302	183,821
	$ 5,362,979	$ 5,133,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 149,000
Unsecured term loan	400,000	-
Senior notes, net of discounts	1,787,834	1,887,891
Convertible senior notes, net of discounts	8,478	78,823
Security deposits	91,681	106,422
Accounts payable and other liabilities	118,798	103,668
Due to related persons	4,271	3,713
Dividends payable	8,006	4,754
Total liabilities	2,419,068	2,334,271
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable; zero and 3,450,000 shares issued and outstanding, respectively, aggregate liquidation preference $86,250	-	83,306
Series C preferred shares; 7% cumulative redeemable; 12,700,000 shares issued and outstanding, aggregate liquidation preference $317,500	306,833	306,833
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 and zero shares issued and outstanding, respectively, aggregate liquidation preference $290,000	280,107	-
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 123,563,407 and 123,521,535 shares issued and outstanding, respectively	1,236	1,235
Additional paid in capital	3,464,667	3,463,534
Cumulative net income	2,310,643	2,232,953
Cumulative other comprehensive income	3,684	1,605
Cumulative preferred distributions	(235,191)	(213,281)
Cumulative common distributions	(3,188,068)	(3,076,883)
Total shareholders' equity	2,943,911	2,799,302
	$ 5,362,979	$ 5,133,573

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Revenues:				
Hotel operating revenues [1]	$ 265,068	$ 230,335	$ 490,053	$ 427,872
Rental income [1]	73,688	78,240	146,948	157,773
FF&E reserve income [2]	4,427	5,234	7,602	10,148
Total revenues	343,183	313,809	644,603	595,793
Expenses:				
Hotel operating expenses [1]	193,219	152,814	343,240	282,567
Depreciation and amortization	64,277	57,630	125,640	113,944
General and administrative	11,475	10,190	21,997	19,454
Acquisition related costs [3]	504	763	1,564	763
Loss on asset impairment [4]	-	7,263	889	7,263
Total expenses	269,475	228,660	493,330	423,991
Operating income	73,708	85,149	151,273	171,802
Interest income	51	14	117	43
Interest expense (including amortization of deferred financing costs and debt discounts of $1,376, $1,508, $2,954 and $3,009, respectively)	(32,714)	(33,331)	(66,806)	(66,670)
Equity in earnings of an investee	76	46	121	83
Income before income taxes	41,121	51,878	84,705	105,258
Income tax expense	(3,435)	(235)	(4,071)	(567)
Net income	37,686	51,643	80,634	104,691
Excess of liquidation preference over carrying value of preferred shares redeemed [5]	-	-	(2,944)	-
Preferred distributions	(10,722)	(7,470)	(21,910)	(14,940)
Net income available for common shareholders	$ 26,964	$ 44,173	$ 55,780	$ 89,751
Weighted average common shares outstanding	123,560	123,450	123,541	123,447
Basic and diluted net income per common share:				
Net income available for common shareholders	$ 0.22	$ 0.36	$ 0.45	$ 0.73

See Notes to Condensed Consolidated Statements of Income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(1) At June 30, 2012, we owned or leased 290 hotels; 234 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies, one hotel is leased by one of our TRSs from a third party and managed by a hotel operating company and 55 are leased to third parties. At June 30, 2012, we also owned 185 travel centers that are leased to a travel center operating company under two lease agreements. Our Condensed Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $535 and $6,165, less than the minimum returns due to us in the three months ended June 30, 2012 and 2011, respectively, and $26,396 and $31,222 less than the minimum returns due to us in the six months ended June 30, 2012 and 2011, respectively. When the shortfalls are funded by the managers of these hotels under the terms of our operating agreements, we reflect such fundings (including security deposit applications) in our Condensed Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to operating expenses was $535 and $6,165 in the three months ended June 30, 2012 and 2011, respectively, and $20,027 and $31,222 in the six months ended June 30, 2012 and 2011, respectively. We had $6,369 of shortfalls not funded by managers during the six months ended June 30, 2012, which represents the unguaranteed portion of our minimum returns from Marriott and from Sonesta.

(2) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3) Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta hotels and costs associated with the unsuccessful acquisitions of other hotel properties.

(4) We recorded an $889 loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263, or $0.06 per share, loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental and Marriott hotels.

(5) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, and we reduced net income available to common shareholders for the six months ended June 30, 2012, by that excess amount.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)



	For the Six Months Ended	
	6/30/2012	6/30/2011
Cash flows from operating activities:		
Net income	$ 80,634	$ 104,691
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	125,640	113,944
Amortization of deferred financing costs and debt discounts as interest	2,954	3,009
Straight line rental income	(294)	(2,418)
Security deposits applied to payment shortfalls	(14,751)	(24,675)
FF&E reserve income and deposits	(10,785)	(30,976)
Loss on asset impairment	889	7,263
Equity in earnings of an investee	(121)	(83)
Other non-cash (income) expense, net	650	(1,325)
Change in assets and liabilities:		
Increase in other assets	(9,529)	(7,570)
Increase in accounts payable and other liabilities	5,809	4,804
Increase (decrease) in due to related persons	(663)	218
Cash provided by operating activities	180,433	166,882
Cash flows from investing activities:		
Real estate acquisitions	(150,500)	-
Real estate improvements	(110,830)	(35,863)
FF&E reserve fundings	(40,454)	(6,535)
Investment in TravelCenters of America common shares	-	(5,690)
Cash used in investing activities	(301,784)	(48,088)
Cash flows from financing activities:		
Proceeds from issuance of preferred shares, net	280,107	-
Proceeds from unsecured term loan	400,000	-
Redemption of preferred shares	(86,250)	-
Repayment of senior notes	(100,829)	-
Repurchase of convertible senior notes	(70,576)	-
Repayment of mortgage note	-	(3,383)
Borrowings under revolving credit facility	378,000	110,000
Repayments of revolving credit facility	(527,000)	(101,000)
Deferred financing costs incurred	(2,538)	-
Distributions to preferred shareholders	(21,910)	(14,940)
Distributions to common shareholders	(111,185)	(111,100)
Cash provided by (used in) financing activities	137,819	(120,423)
Increase (decrease) in cash and cash equivalents	16,468	(1,629)
Cash and cash equivalents at beginning of period	8,303	4,882
Cash and cash equivalents at end of period	$ 24,771	$ 3,253
Supplemental cash flow information:		
Cash paid for interest	$ 67,430	$ 63,687
Cash paid for income taxes	1,532	1,354
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 16,275	$ 27,268
Property managers' purchases with FF&E reserve	(64,458)	(62,737)
Non-cash financing activities:		
Issuance of common shares	$ 1,134	$ 244



SEGMENT INFORMATION

(in thousands)

	For the Three Months Ended June 30, 2012			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 265,068	$ -	$ -	$ 265,068
Rental income	22,096	51,592	-	73,688
FF&E reserve income	4,427	-	-	4,427
Total revenues	291,591	51,592	-	343,183
Hotel operating expenses	193,219	-	-	193,219
Depreciation and amortization	42,603	21,674	-	64,277
General and administrative	-	-	11,475	11,475
Acquisition related costs	504	-	-	504
Total expenses	236,326	21,674	11,475	269,475
Operating income (loss)	55,265	29,918	(11,475)	73,708
Interest income	-	-	51	51
Interest expense	-	-	(32,714)	(32,714)
Equity in earnings of an investee	-	-	76	76
Income (loss) before income taxes	55,265	29,918	(44,062)	41,121
Income tax expense	-	-	(3,435)	(3,435)
Net income (loss)	$ 55,265	$ 29,918	$ (47,497)	$ 37,686

	For the Six Months Ended June 30, 2012			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 490,053	$ -	$ -	$ 490,053
Rental income	44,039	102,909	-	146,948
FF&E reserve income	7,602	-	-	7,602
Total revenues	541,694	102,909	-	644,603
Hotel operating expenses	343,240	-	-	343,240
Depreciation and amortization expense	82,562	43,078	-	125,640
General and administrative expense	-	-	21,997	21,997
Acquisition related costs	1,564	-	-	1,564
Loss on asset impairment	889	-	-	889
Total expenses	428,255	43,078	21,997	493,330
Operating income (loss)	113,439	59,831	(21,997)	151,273
Interest income	-	-	117	117
Interest expense	-	-	(66,806)	(66,806)
Equity in earnings of an investee	-	-	121	121
Income (loss) before income taxes	113,439	59,831	(88,565)	84,705
Income tax expense	-	-	(4,071)	(4,071)
Net income (loss)	$ 113,439	$ 59,831	$ (92,636)	$ 80,634

	As of June 30, 2012			
	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 3,139,021	$ 2,180,258	$ 43,700	$ 5,362,979



SEGMENT INFORMATION

(in thousands)

For the Three Months Ended June 30, 2011	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 230,335	$ -	$ -	$ 230,335
Rental income	27,986	50,254	-	78,240
FF&E reserve income	5,234	-	-	5,234
Total revenues	263,555	50,254	-	313,809
Hotel operating expenses	152,814	-	-	152,814
Depreciation and amortization	37,338	20,292	-	57,630
General and administrative	-	-	10,190	10,190
Acquisition related costs	763	-	-	763
Loss on asset impairment	7,263	-	-	7,263
Total expenses	198,178	20,292	10,190	228,660
Operating income (loss)	65,377	29,962	(10,190)	85,149
Interest income	-	-	14	14
Interest expense	-	-	(33,331)	(33,331)
Equity in earnings of an investee	-	-	46	46
Income (loss) before income taxes	65,377	29,962	(43,461)	51,878
Income tax expense	-	-	(235)	(235)
Net income (loss)	$ 65,377	$ 29,962	$ (43,696)	$ 51,643

For the Six Months Ended June 30, 2011	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 427,872	$ -	$ -	$ 427,872
Rental income	57,687	100,086	-	157,773
FF&E reserve income	10,148	-	-	10,148
Total revenues	495,707	100,086	-	595,793
Hotel operating expenses	282,567	-	-	282,567
Depreciation and amortization expense	73,801	40,143	-	113,944
General and administrative expense	-	-	19,454	19,454
Acquisition related costs	763	-	-	763
Loss on asset impairment	7,263	-	-	7,263
Total expenses	364,394	40,143	19,454	423,991
Operating income (loss)	131,313	59,943	(19,454)	171,802
Interest income	-	-	43	43
Interest expense	-	-	(66,670)	(66,670)
Equity in earnings of an investee	-	-	83	83
Income (loss) before income taxes	131,313	59,943	(85,998)	105,258
Income tax expense	-	-	(567)	(567)
Net income (loss)	$ 131,313	$ 59,943	$ (86,565)	$ 104,691

As of December 31, 2011	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,905,065	$ 2,202,199	$ 26,309	$ 5,133,573

DEBT SUMMARY AS OF JUNE 30, 2012

(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:				
Unsecured Floating Rate Debt:				
Revolving credit facility (LIBOR + 130 bps) [1]	-	-	09/07/15	3.2
Unsecured term loan (LIBOR + 145 bps) [2]	1.700%	400,000	03/13/17	4.7
	1.700%	$ 400,000		4.7
Unsecured Fixed Rate Debt:				
Senior notes due 2013	6.750%	287,000	02/15/13	0.6
Senior notes due 2014	7.875%	300,000	08/15/14	2.1
Senior notes due 2015	5.125%	280,000	02/15/15	2.6
Senior notes due 2016	6.300%	275,000	06/15/16	4.0
Senior notes due 2017	5.625%	300,000	03/15/17	4.7
Senior notes due 2018	6.700%	350,000	01/15/18	5.5
Convertible senior notes due 2027	3.800%	8,478	03/15/27 [3]	14.7
Total / weighted average unsecured fixed rate debt	6.405%	$ 1,800,478		3.4
Weighted average unsecured floating rate debt / total	1.700%	400,000		4.7
Weighted average unsecured fixed rate debt / total	6.405%	1,800,478		3.4
Weighted average debt / total	5.550%	$ 2,200,478		3.6

(1)   We had no amounts outstanding on our $750,000 unsecured revolving credit facility at June 30, 2012. Interest on drawings under our revolving credit facility is at LIBOR plus 130 basis points, subject to adjustment for changes to our senior unsecured debt ratings. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2)   On March 12, 2012, we entered into a five year $400,000 unsecured term loan. The loan bears interest at LIBOR plus 145 basis points, subject to adjustment for changes to our senior unsecured debt ratings; the interest rate listed above is as of June 30, 2012. We may prepay the term loan without penalty at any time.

(3)   On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.



DEBT MATURITY SCHEDULE AS OF JUNE 30, 2012

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2012	$ -	$ -	$ -
2013	-	287,000	287,000
2014	-	300,000	300,000
2015	- [1]	280,000	280,000
2016	-	275,000	275,000
2017	400,000 [2]	300,000	700,000
2018	-	350,000	350,000
2027	-	8,478 [3]	8,478
	$ 400,000	$ 1,800,478	$ 2,200,478

(1) We had no amounts outstanding on our $750,000 unsecured revolving credit facility at June 30, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date by one year to September 7, 2016.

(2) On March 12, 2012, we entered into a five year $400,000 unsecured term loan. We may prepay the term loan without penalty at any time.

(3) On March 20, 2012, we repurchased $70,576 of our 3.8% convertible senior notes due 2027 which were tendered by the holders thereof for repurchase by us. The convertible senior notes that remain outstanding are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
Leverage Ratios:					
Total debt / total assets	41.0%	41.9%	41.2%	40.7%	41.2%
Total debt / gross book value of real estate	33.8%	35.8%	33.9%	34.3%	35.3%
Total debt / total market capitalization	37.3%	37.2%	39.5%	40.8%	38.4%
Total debt / total book capitalization	42.7%	43.6%	43.0%	42.4%	42.7%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt / total debt	18.2%	17.4%	7.0%	5.5%	7.2%
Coverage Ratios:					
EBITDA [1] / interest expense	4.3x	4.2x	4.1x	4.2x	4.5x
EBITDA [1] / interest expense and preferred distributions	3.2x	3.1x	3.3x	3.4x	3.7x
Total debt / annualized EBITDA [1]	3.9x	4.0x	3.8x	3.7x	3.5x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	32.1%	33.3%	32.2%	32.1%	32.8%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.32x	4.05x	4.05x	4.07x	4.18x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	311.7%	300.5%	310.2%	311.7%	305.3%

(1) See Exhibit A for the calculation of EBITDA and for a reconciliation of these amounts to net income determined in accordance with GAAP.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment writedowns and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	For the Three Months Ended									
	6/30/2012		3/31/2012		12/31/2011		9/30/2011		6/30/2011	
FF&E reserves (beginning of period)	$	59,644	$	50,196	$	41,747	$	51,686	$	59,919
Manager deposits		9,142		12,133		8,337		15,229		14,959
HPT fundings [2]:										
Marriott No. 1		152		102		8,116		4,890		680
Marriott No. 234		14,800		25,400		5,000		-		-
Hotel improvements		(36,271)		(28,187)		(13,004)		(30,058)		(23,872)
FF&E reserves (end of period)	$	47,467	$	59,644	$	50,196	$	41,747	$	51,686

(1) With the exception of our Sonesta agreements, each of our hotel operating agreements requires the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period January 1, 2012 through December 31, 2012 (effective May 30, 2012 retroactive to January 1, 2012), Marriott is not required to make FF&E reserve contributions under the terms of the Marriott No. 234 agreement. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2012

(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [2]	Purchase Price per Room / Suite
1/31/12	1	Royal Sonesta	Cambridge, MA	400	Sonesta (No. 1)	$ 121,500	$ 304
1/31/12	1 [1]	Royal Sonesta	New Orleans, LA	483	Sonesta (No. 2)	29,000	60
Total	2			883		$ 150,500	$ 170

(1) Represents the acquisition of a leasehold interest. See page 27 for further information regarding this lease.
(2) Represents cash purchase price and excludes assumed net liabilities and closing costs.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Sales Price	Sales Price per Room / Suite
7/12/12	1	Marriott	St. Louis, MO	601	Marriott No. 234	$ 29,250	$ 49
Total	1			601		$ 29,250	$ 49

In August 2012, we entered into an agreement to sell two Staybridge Suites hotels for $5,570 to an affiliate of RMR, our manager.





OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

InterContinental, San Juan, PR.
Guest Rooms: 402.



SUMMARY OF OPERATING AGREEMENTS

(as of June 30, 2012)
(dollars in thousands)

Operating Agreement	Marriott (No. 1)	Marriott (No. 234)	Marriott (No. 5)	InterContinental	Hyatt	Carlson
Number of Properties	53	71 [1]	1	126 [2]	22	11
Number of Rooms / Suites	7,610	9,954	356	18,771	2,724	2,096
Property Brands	Courtyard by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites® / Candlewood Suites® / InterContinental® / Crowne Plaza® / Holiday Inn®	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson℠
Number of States	24	24	1	30 plus Ontario and Puerto Rico	14	7
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Subsidiary of Marriott International	Our TRS and a subsidiary of InterContinental	Our TRS	Our TRS
Manager	Subsidiary of Marriott International	Subsidiaries of Marriott International	Subsidiary of Marriott International	Subsidiaries of InterContinental	Subsidiary of Hyatt	Subsidiary of Carlson
Investment [3]	$677,202	$997,226	$90,078	$1,745,918	$301,942	$202,251
End of Current Term	2012	2025	2019	2036	2030	2030
Renewal Options [4]	3 for 12 years each [5]	2 for 10 years each	4 for 15 years each	2 for 15 years each	2 for 15 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent [6]	$67,582	$102,472	$9,749 [7]	$153,352	$22,037	$12,920
Additional Return	--	62.5% of excess cash flow [8]	--	$14,423; 50% of excess cash flow [9]	50% of cash flow in excess of minimum return [10]	50% of cash flow in excess of minimum return [10]
Percentage Rent	5% of revenues above 1994/95 revenues [11]	--	--	--	--	--
Security Deposit	$50,540	-- [12]	--	$41,070 [13]	--	--
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	Limited guaranty provided by Marriott [14]	Marriott guaranty	--	Limited guaranty provided by Hyatt; parent minimum net worth requirement [15]	Limited guaranty provided by Carlson; parent minimum net worth requirement [16]

See Notes to Summary of Operating Agreements on page 28.

SUMMARY OF OPERATING AGREEMENTS



SUMMARY OF OPERATING AGREEMENTS

(as of June 30, 2012)
(dollars in thousands)

Operating Agreement	Sonesta (No. 1) [17]	Sonesta (No. 2) [18]	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	5	1	145	40	475
Number of Rooms / Suites	1,521	483	--	--	43,515
Property Brands	Royal Sonesta® / Sonesta / Sonesta ES Suites	Royal Sonesta®	TravelCenters of America®	Petro Stopping Centers®	19 Brands
Number of States	4	1	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiary of Sonesta	Subsidiary of Sonesta	TA	TA	6 Managers
Investment [3]	$283,804	$31,323	$1,908,975	$731,526	$6,970,245
End of Current Term	2037	2024	2022	2024	2012-2037
Renewal Options [4]	2 for 15 years each	N/A	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent	$19,523 [19]	$2,440 [20]	$150,463 [6][21]	$56,372 [6]	$596,910
Additional Return	80% of cash flow in excess of minimum return [22]	-- [20]	--	--	$14,423
Percentage Rent	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues [11]	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues [11]	--
Security Deposit	--	--	--	--	$91,610
Other Security Features	--	--	TA guaranty [23]	TA guaranty [23]	--

See Notes to Summary of Operating Agreements on page 28.



NOTES TO SUMMARY OF OPERATING AGREEMENTS

(1) We had previously identified 21 hotels included in this agreement for potential sale. The information provided in this table includes these 21 hotels. In May 2012, we agreed to retain and renovate 18 of these hotels in the agreement. In June 2012, we provided notice to Marriott that we plan to convert two of these hotels to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement in the third quarter of 2012. Our annual minimum returns due under this agreement will decrease by $990 when these two hotels are removed. In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, Missouri for net proceeds of $28,850 and our annual minimum returns due under this agreement decreased by $2,597.

(2) During the second quarter of 2012, four hotels were removed from this agreement and converted to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by a total of $9,923 as a result of the removal of these hotels. The information provided in this table excludes these four hotels. During the second quarter of 2012, we notified InterContinental that we plan to remove 35 additional hotels from the InterContinental agreement. Since June 30, 2012, we have entered into management agreements with Sonesta for 13 of these hotels, seven of which have been converted to Sonesta brands and management and we currently expect to convert an additional six hotels to Sonesta brands and management. In May 2012, we entered into a management agreement with Wyndham for 20 of these hotels. In August 2012, we agreed to sell the remaining two of these hotels to affiliates of RMR, our manager. We currently expect the conversion or sale of these 35 hotels to be completed in the third quarter of 2012. Our annual minimum returns under this agreement will be decreased by a total of $25,067 when these 35 hotels are removed from this agreement. The information provided in this table includes these 35 hotels.

(3) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(4) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(5) In November 2010, Host Hotels & Resorts, Inc., or Host, notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew these management agreements for an additional 12 years to 2024. The renewal options presented are Marriott's options related to its management agreement.

(6) This management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(7) The rent payable to us under the lease is subject to annual adjustment based upon the consumer price index.

(8) This management agreement provides for payment to us of 62.5% of available cash flow after payment of hotel operating expenses, funding of the FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit.

(9) This management agreement provides for an annual additional return payment to us of the amount stated to the extent of available cash flow after payment of hotel operating expenses, funding of the FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These amounts are not guaranteed or secured by deposits.

(10) This management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(11) This lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels.

(12) The original amount of this security deposit was $64,700. As of June 30, 2012, we have fully exhausted this security deposit covering shortfalls in payments of our minimum return.

(13) The original amount of this security deposit was $73,872. As of June 30, 2012, we have applied $32,802 of the security deposit to cover deficiencies in the minimum returns and rent paid by InterContinental for this agreement. As of June 30, 2012, the balance of this security deposit was $41,070.

(14) As of June 30, 2012, the available Marriott guaranty was $30,473.

(15) As of June 30, 2012, the available Hyatt Hotels Corporation guaranty was $19,265.

(16) As of June 30, 2012, the available Carlson Hotels Worldwide guaranty was $24,204.

(17) As described in notes 1 and 2 above, four hotels were added to this portfolio in the second quarter of 2012, seven hotels have been added to the portfolio since June 30, 2012, and we expect eight additional hotels to be added in the third quarter of 2012.

(18) Represents the Royal Sonesta Hotel New Orleans in New Orleans, Louisiana. We lease this hotel from a third party.

(19) Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including certain management fees. We have no guarantee or security deposit from Sonesta. We may terminate the management agreement if 75% of the minimum return is not paid to us for certain periods.

(20) Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. We have no guarantee or security deposit from Sonesta. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year. We may terminate the management agreement if 75% of the minimum return is not paid to us for certain periods.

(21) The amounts presented for our TA No. 1 lease include approximately $5,126 of ground rent due to us from TA.

(22) This management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, a base management fee to Sonesta, our minimum returns and reimbursement of operating loss or working capital advances, if any.

(23) The TA guaranty is unlimited.

PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND

(as of June 30, 2012)
(dollars in thousands)



	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites	Percent of Number of Rooms / Suites	Investment [1]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement:									
InterContinental [2]	126	27%	18,771	43%	$ 1,745,918	25%	$ 93	$ 153,352	26%
Marriott (no. 1)	53	11%	7,610	17%	677,202	10%	89	67,582	11%
Marriott (no. 234) [3]	71	15%	9,954	23%	997,226	15%	100	102,472	17%
Marriott (no. 5)	1	–	356	1%	90,078	1%	253	9,749	2%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
Sonesta (no. 1) [4]	5	1%	1,521	4%	283,804	4%	187	19,523	4%
Sonesta (no. 2) [5]	1	0%	483	1%	31,323	0%	65	2,440	0%
TA (no. 1) [6]	145	31%	N/A	N/A	1,908,975	27%	N/A	150,463	25%
TA (no. 2)	40	8%	N/A	N/A	731,526	11%	N/A	56,372	9%
Total	475	100%	43,515	100%	$ 6,970,245	100%	$ 100	$ 596,910	100%
By Manager:									
InterContinental [2]	126	27%	18,771	43%	$ 1,745,918	25%	$ 93	$ 153,352	26%
Marriott International [3]	125	26%	17,920	41%	1,764,506	26%	98	179,803	30%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
Sonesta [4][5]	6	1%	2,004	5%	315,127	4%	157	21,963	4%
TA [6]	185	39%	N/A	N/A	2,640,501	38%	N/A	206,835	34%
Total	475	100%	43,515	100%	$ 6,970,245	100%	$ 100	$ 596,910	100%
By Brand:									
Candlewood Suites®	76	16%	9,220	21%	$ 659,837	9%	$ 72		
Country Inn & Suites by Carlson℠	5	1%	753	2%	75,054	1%	100		
Courtyard by Marriott®	71	15%	10,281	24%	949,022	14%	92		
Crowne Plaza®	10	2%	3,616	8%	325,155	5%	90		
Holiday Inn®	2	0%	454	1%	23,310	0%	51		
Hyatt Place™	22	5%	2,724	6%	301,942	4%	111		
InterContinental®	4	1%	1,284	3%	242,342	4%	189		
Marriott Hotels®	3	1%	1,349	3%	161,680	2%	120		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,042	0%	53		
Radisson Hotels & Resorts®	5	1%	1,134	3%	116,155	2%	102		
Residence Inn by Marriott®	37	8%	4,695	11%	519,651	8%	111		
Royal Sonesta®	3	1%	1,078	2%	218,426	3%	203		
Sonesta®	2	0%	785	2%	80,505	1%	103		
Sonesta ES Suites®	1	0%	141	0%	16,196	0%	115		
SpringHill Suites by Marriott®	2	0%	264	1%	22,170	0%	84		
Staybridge Suites®	34	7%	4,197	10%	495,274	7%	118		
TownePlace Suites by Marriott®	12	3%	1,331	3%	111,983	2%	84		
TravelCenters of America®	145	31%	N/A	N/A	1,908,975	27%	N/A		
Petro Stopping Centers®	40	8%	N/A	N/A	731,526	11%	N/A		
Total	475	100%	43,515	100%	$ 6,970,245	100%	$ 100		

(1) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations, if any.

(2) During the second quarter of 2012, four hotels were removed from this agreement and converted to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by a total of $9,923 as a result of the removal of these hotels. The information provided in this table excludes these four hotels. During the second quarter of 2012, we notified InterContinental that we plan to remove 35 additional hotels from the InterContinental agreement. Since June 30, 2012, we have entered into management agreements with Sonesta for 13 of these hotels, seven of which have been converted to Sonesta brands and management and we currently expect to convert an additional six hotels to Sonesta brands and management. In May 2012, we entered into a management agreement with Wyndham for 20 of these hotels. In August 2012, we agreed to sell the remaining two of these hotels to affiliates of RMR, our manager. We currently expect the conversion or sale of these 35 hotels to be completed in the third quarter of 2012. Our annual minimum returns under this agreement will be decreased by a total of $25,067 when these 35 hotels are removed from this agreement. The information provided in this table includes these 35 hotels.

(3) We had previously identified 21 hotels included in this agreement for potential sale. The information provided in this table includes these 21 hotels. In May 2012, we agreed to retain and renovate 18 of these hotels in the agreement. In June 2012, we provided notice to Marriott that we plan to convert two of these hotels to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement in the third quarter of 2012. Our annual minimum returns due under this agreement will decrease by $990 when these two hotels are removed. In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, Missouri for net proceeds of $28,850 and our annual minimum returns due under this agreement decreased by $2,597.

(4) Payment to us of our minimum return under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 2 and 3 above, four hotels were added to this portfolio in the second quarter of 2012, seven hotels have been added to the portfolio since June 30, 2012, and we expect eight additional hotels to be added in the third quarter of

(5) Represents the Royal Sonesta Hotel New Orleans in New Orleans, Louisiana. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year.

(6) The amounts presented for our TA No. 1 lease include approximately $5,126 of ground rent due to us from TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT

(as of June 30, 2012)

	No. of Hotels	No. of Rooms / Suites	Second Quarter [1]			Year to Date [1]		
			2012	2011	Change	2012	2011	Change
ADR								
InterContinental [2]	126	18,771	$ 88.25	$ 81.84	7.8%	$ 88.73	$ 82.67	7.3%
Marriott (no. 1)	53	7,610	112.54	108.09	4.1%	112.39	108.31	3.8%
Marriott (no. 234) [3]	71	9,954	106.20	101.18	5.0%	104.88	100.86	4.0%
Marriott (no. 5)	1	356	217.91	215.70	1.0%	214.00	212.00	0.9%
Hyatt	22	2,724	94.18	88.62	6.3%	94.11	89.38	5.3%
Carlson	11	2,096	89.62	85.89	4.3%	91.08	87.30	4.3%
Sonesta (no. 1) [4] [6] [7]	5	1,521	168.30	158.47	6.2%	150.56	144.83	4.0%
Sonesta (no. 2) [5] [6]	1	483	211.84	190.55	11.2%	221.30	190.69	16.1%
All hotels	290	43,515	$ 102.42	$ 95.97	6.7%	$ 101.70	$ 95.62	6.4%
OCCUPANCY								
InterContinental [2]	126	18,771	73.2%	80.2%	-7.0 pts	69.2%	76.7%	-7.5 pts
Marriott (no. 1)	53	7,610	70.6%	69.1%	1.5 pts	65.6%	64.3%	1.3 pts
Marriott (no. 234) [3]	71	9,954	70.2%	73.6%	-3.4 pts	66.4%	68.7%	-2.3 pts
Marriott (no. 5)	1	356	85.1%	87.5%	-2.4 pts	83.8%	85.2%	-1.4 pts
Hyatt	22	2,724	77.7%	82.1%	-4.4 pts	74.2%	77.6%	-3.4 pts
Carlson	11	2,096	68.9%	66.1%	2.8 pts	66.1%	64.0%	2.1 pts
Sonesta (no. 1) [4] [6] [7]	5	1,521	76.6%	78.0%	-1.4 pts	66.8%	64.4%	2.4 pts
Sonesta (no. 2) [5] [6]	1	483	83.0%	82.0%	1.0 pts	80.4%	79.5%	0.9 pts
All hotels	290	43,515	72.6%	76.3%	-3.7 pts	68.3%	72.0%	-3.7 pts
RevPAR								
InterContinental [2]	126	18,771	$ 64.60	$ 65.64	-1.6%	$ 61.40	$ 63.41	-3.2%
Marriott (no. 1)	53	7,610	79.45	74.69	6.4%	73.73	69.64	5.9%
Marriott (no. 234) [3]	71	9,954	74.55	74.47	0.1%	69.64	69.29	0.5%
Marriott (no. 5)	1	356	185.44	188.74	-1.7%	179.33	180.62	-0.7%
Hyatt	22	2,724	73.18	72.76	0.6%	69.83	69.36	0.7%
Carlson	11	2,096	61.75	56.77	8.8%	60.20	55.87	7.8%
Sonesta (no. 1) [4] [6] [7]	5	1,521	128.92	123.61	4.3%	100.57	93.27	7.8%
Sonesta (no. 2) [5] [6]	1	483	175.83	156.25	12.5%	177.93	151.60	17.4%
All hotels	290	43,515	$ 74.36	$ 73.23	1.5%	$ 69.46	$ 68.85	0.9%

(1) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(2) During the second quarter of 2012, four hotels were removed from this agreement and converted to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by a total of $9,923 as a result of the removal of these hotels. The information provided in this table excludes these four hotels. During the second quarter of 2012, we notified InterContinental that we plan to remove 35 additional hotels from the InterContinental agreement. Since June 30, 2012, we have entered into management agreements with Sonesta for 13 of these hotels, seven of which have been converted to Sonesta brands and management and we currently expect to convert an additional six hotels to Sonesta brands and management. In May 2012, we entered into a management agreement with Wyndham for 20 of these hotels. In August 2012, we agreed to sell the remaining two of these hotels to affiliates of RMR, our manager. We currently expect the conversion or sale of these 35 hotels to be completed in the third quarter of 2012. Our annual minimum returns under this agreement will be decreased by a total of $25,067 when these 35 hotels are removed from this agreement. The information provided in this table includes these 35 hotels.

(3) We had previously identified 21 hotels included in this agreement for potential sale. The information provided in this table includes these 21 hotels. In May 2012, we agreed to retain and renovate 18 of these hotels in the agreement. In June 2012, we provided notice to Marriott that we plan to convert two of these hotels to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement in the third quarter of 2012. Our annual minimum returns due under this agreement will decrease by $990 when these two hotels are removed. In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, Missouri for net proceeds of $28,850 and our annual minimum returns due under this agreement decreased by $2,597.

(4) As described in notes 2 and 3 above, four hotels were added to this portfolio in the second quarter of 2012, seven hotels have been added to the portfolio since June 30, 2012, and we expect eight additional hotels to be added in the third quarter of 2012.

(5) Represents the Royal Sonesta New Orleans Hotel in New Orleans, Louisiana. We lease this hotel from a third party.

(6) Includes data for periods prior to our ownership of certain hotels.

(7) Includes data for periods certain rebranded hotels were not operated by Sonesta.

COVERAGE BY OPERATING AGREEMENT [1]

(as of June 30, 2012)



Operating Agreement	For the Twelve Months Ended [2]				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
InterContinental [3] [4]	0.87x	0.85x	0.86x	0.83x	0.74x
Marriott (no. 1)	0.88x	0.85x	0.81x	0.75x	0.73x
Marriott (no. 234) [5] [6]	0.78x	0.73x	0.73x	0.69x	0.67x
Marriott (no. 5)	0.48x	0.53x	0.50x	0.46x	0.35x
Hyatt	0.78x	0.78x	0.81x	0.82x	0.80x
Carlson	0.70x	0.66x	0.64x	0.68x	0.63x
Sonesta (no. 1) [7] [9] [10]	0.65x	0.67x	0.62x	0.56x	0.56x
Sonesta (no. 2) [8] [9]	2.86x	3.02x	2.86x	2.60x	1.62x
TA (no. 1) [11]	1.74x	1.70x	1.69x	1.55x	1.47x
TA (no. 2) [11]	1.72x	1.68x	1.63x	1.47x	1.38x

Operating Agreement	For the Three Months Ended [2]				
	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011
InterContinental [3] [4]	1.00x	0.76x	0.73x	0.98x	0.94x
Marriott (no. 1)	1.14x	0.76x	0.72x	0.96x	0.99x
Marriott (no. 234) [5] [6]	1.08x	0.53x	0.71x	0.82x	0.86x
Marriott (no. 5)	0.40x	0.37x	0.26x	0.91x	0.58x
Hyatt	1.00x	0.68x	0.61x	0.84x	1.00x
Carlson	0.84x	0.73x	0.30x	0.93x	0.69x
Sonesta (no. 1) [7] [9] [10]	1.22x	-0.15x	0.51x	1.01x	1.30x
Sonesta (no. 2) [8] [9]	2.90x	4.33x	1.39x	2.81x	3.56x
TA (no. 1) [11]	2.11x	1.29x	1.55x	1.99x	2.00x
TA (no. 2) [11]	2.08x	1.39x	1.52x	1.89x	1.90x

(1) We define coverage as combined total property level revenues minus all property level expenses which are not subordinated to minimum return and minimum lease payments contractually due to us and the required FF&E reserve contributions (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) During the second quarter of 2012, four hotels were removed from this agreement and converted to the Sonesta brand and management for inclusion in our Sonesta No. 1 agreement. Our annual minimum returns due under this agreement decreased by a total of $9,923 as a result of the removal of these hotels. The information provided in this table excludes these four hotels. During the second quarter of 2012, we notified InterContinental that we plan to remove 35 additional hotels from the InterContinental agreement. Since June 30, 2012, we have entered into management agreements with Sonesta for 13 of these hotels, seven of which have been converted to Sonesta brands and management and we currently expect to convert an additional six hotels to Sonesta brands and management. In May 2012, we entered into a management agreement with Wyndham for 20 of these hotels. In August 2012, we agreed to sell the remaining two of these hotels to affiliates of RMR, our manager. We currently expect the conversion or sale of these 35 hotels to be completed in the third quarter of 2012. Our annual minimum returns under this agreement will be decreased by a total of $25,067 when these 35 hotels are removed from this agreement. The information provided in this table includes these 35 hotels.

(4) For the period July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(5) We had previously identified 21 hotels included in this agreement for potential sale. The information provided in this table includes these 21 hotels. In May 2012, we agreed to retain and renovate 18 of these hotels in the agreement. In June 2012, we provided notice to Marriott that we plan to convert two of these hotels to Sonesta brands and management for inclusion in our Sonesta No. 1 agreement in the third quarter of 2012. Our annual minimum returns due under this agreement will decrease by $990 when these two hotels are removed. In July 2012, we completed the sale of our Marriott branded hotel in St. Louis, Missouri for net proceeds of $28,850 and our annual minimum returns due under this agreement decreased by $2,597.

(6) For the period January 1, 2012 through December 31, 2012 (effective May 30, 2012 retroactive to January 1, 2012), Marriott is not required to make FF&E reserve contributions under the terms of the agreement entered in May 2012. The coverage amounts provided for our Marriott No. 234 agreement for the periods including the three months ended June 30, 2012 have been calculated with the retroactive reversal of FF&E reserve contributions.

(7) Payment to us of our minimum return under this agreement is subject to available cash flow after payment of hotel operating expenses, including certain management fees. As described in notes 2 and 3 above, four hotels were added to this portfolio in the second quarter of 2012, seven hotels have been added to the portfolio since June 30, 2012, and we expect eight additional hotels to be added in the third quarter of 2012. FF&E reserve contributions are not required under the terms of this management agreement. The coverage amounts provided have been calculated without a deduction for FF&E reserve contributions.

(8) Represents the Royal Sonesta Hotel New Orleans in New Orleans, Louisiana. We lease this hotel from a third party. Payment to us of our minimum return under this management agreement is subject to available cash flow after payment of operating expenses, including a 3% base management fee and rent under the lease. Annual rent payable by us under the lease is calculated as 75% of the sum of the net profit of the hotel (hotel revenues less hotel operating expenses, including the 3% base management fee), less capital expenditures made during the lease year. FF&E reserve contributions are not required under the terms of this management agreement. The coverage amounts provided have been calculated without a deduction for FF&E reserve contributions.

(9) Includes data for periods prior to our ownership of certain hotels.

(10) Includes data for periods certain rebranded hotels were not operated by Sonesta.

(11) The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

EXHIBITS


TA
TRAVEL CENTER
Popeyes
CHICKEN & BISCUITS
SEATTLE'S BEST
COFFEE
BURGER KING
DRIVE
THRU

Ontario Travel Center, Ontario, CA.
Truck Parking: 154.



CALCULATION OF EBITDA

(in thousands)

EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income	$ 37,686	$ 51,643	$ 80,634	$ 104,691
Plus: Interest expense	32,714	33,331	66,806	66,670
Depreciation and amortization	64,277	57,630	125,640	113,944
Deferred percentage rent [1]	1,253	395	2,562	936
Income tax expense	3,435	235	4,071	567
Acquisition related costs [2]	504	763	1,564	763
Loss on asset impairment [3]	-	7,263	889	7,263
EBITDA	$ 139,869	$ 151,260	$ 282,166	$ 294,834

(1)   In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of EBITDA for each quarter of the year. The fourth quarter EBITDA calculation excludes the amounts recognized during the first three quarters.

(2)   Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta Hotels and costs associated with the unsuccessful acquisition of other hotel properties.

(3)   We recorded an $889 loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263 loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental and Marriott hotels.

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than us.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended		For the Six Months Ended	
	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Net income available for common shareholders	$ 26,964	$ 44,173	$ 55,780	$ 89,751
Add: Depreciation and amortization	64,277	57,630	125,640	113,944
Loss on asset impairment [1]	-	7,263	889	7,263
FFO	91,241	109,066	182,309	210,958
Add: Deferred percentage rent [2]	1,253	395	2,562	936
Acquisition related costs [3]	504	763	1,564	763
Excess of liquidation preference over carrying value of preferred shares redeemed [4]	-	-	2,944	-
Normalized FFO available for common shareholders	$ 92,998	$ 110,224	$ 189,379	$ 212,657
Weighted average shares outstanding	123,560	123,450	123,541	123,447
Net income available for common shareholders per share	$ 0.22	$ 0.36	$ 0.45	$ 0.73
FFO available for common shareholders per share	$ 0.74	$ 0.88	$ 1.48	$ 1.71
Normalized FFO available for common shareholders per share	$ 0.75	$ 0.89	$ 1.53	$ 1.72

(1) We recorded an $889 loss on asset impairment in the first quarter of 2012 in connection with our decision to remove 20 Marriott branded hotels from held for sale status. We recorded a $7,263 loss on asset impairment in the second quarter of 2011 in connection with our consideration of selling certain InterContinental and Marriott hotels.

(2) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(3) Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta Hotels and costs associated with the unsuccessful acquisition of other hotel properties.

(4) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid dividends. The $2,944 excess of the liquidation preference amount of the redeemed shares over their carrying amount was deducted from net income to determine net income available to common shareholders.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of assets, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period it relates to versus when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, term loan and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently we do.